Alston&Bird LLP
The Atlantic Building
950 F. Street, N.W.
Washington, DC 20004-2601

202-756-3300
Fax: 202-756-3333
www.alston.com

David J. Baum	Direct Dial: 202-756-3346	E-mail: david.baum@alston.com

June 26, 2009

VIA EDGAR

Mr. Dominic Minore
Attorney
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2521

Re:	Cook & Bynum Funds Trust: The Cook & Bynum Fund
Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A filed on June 22, 2009
Registration Numbers 333-158133; 811-22282
Response to comments received June 24, 2009

Dear Mr. Minore:

On behalf of Cook & Bynum Funds Trust (the “Trust”) and its sole series, The Cook & Bynum Fund (the “Fund”), we thank you for your review of, and comments to, the Trust’s pre-effective amendment No. 2 (“Amendment No. 2”) to the registration statement (the “Registration Statement”) on Form N-1A filed on June 22, 2009.  Please find set forth below the Trust’s responses to the comments received during our telephonic conversation on June 25, 2009.  Unless otherwise noted, all defined terms used in this response are as defined in Amendment No. 2.

In response to the comments that we received on June 25, 2009, we undertake to make each of the requested changes, appearing on pages 1, 6, 7, and 12 of the prospectus in Amendment No. 2, in the Form 497 filing that we intend to make prior to the first use of the final form of prospectus and statement of additional information.  In addition, pursuant to your request, we can confirm that Benjamin Lowe serves in the capacity of both Principal Financial Officer and Chief Accounting Officer of the Trust in connection with his responsibilities as Treasurer of the Trust.

Also, accompanying this letter, attached please find the Trust’s request for an acceleration of the Registration Statement.

The Trust appreciates the opportunity to respond to the issues identified during your review of the Amendment and believes the above, in conjunction with Form 497 that will be filed, is responsive to those issues.  If you have any questions or need any additional information, please call me at (202) 756-3346.

Sincerely,

/s/David J. Baum

David J. Baum
Alston & Bird LLP

cc:           Richard Cook
J. Dowe Bynum
Ashley Buha

Request for Acceleration of Effective Date of Registration Statement of
The Cook and Bynum Fund
Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

June 26, 2009

Mr. Dominic Minore
Attorney
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2521

Re:	Cook & Bynum Funds Trust: The Cook & Bynum Fund

Cook & Bynum Funds Trust (the “Registrant”) and ALPS Distributor, Inc., as distributor of the Registrant's shares, hereby request the acceleration of the Registrant’s above-referenced Registration Statement on Form N-1A to June 29, 2009, or as soon as practicable thereafter.  The initial Form N-1A was filed on March 20, 2009, and two subsequent Form N-1A/A filings were made on June 1, 2009 and June 22, 2009.

The undersigned hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COOK & BYNUM FUNDS TRUST

By: /s/ J. Dowe Bynum
Name: J. Dowe Bynum
Title: Trustee, Vice-President and Secretary

ALPS DISTRIBUTORS, INC.

By: /s/ Bradley J. Swenson
Name: Bradley Swenson
Title: Chief Compliance Officer